UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 6, 2018 (December 5, 2018)

ONCOMED PHARMACEUTICALS, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-35993	38-3572512
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

800 Chesapeake Drive

Redwood City, California 94063

(Address of principal executive offices, including Zip Code)

Registrant’s telephone number, including area code: (650) 995-8200

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☒

Item 1.01.	Entry into a Material Definitive Agreement.

Merger Agreement

On December 5, 2018, Mereo BioPharma Group plc, a public limited company incorporated under the laws of England and Wales (“Mereo”), Mereo US Holdings Inc., a Delaware corporation and a wholly-owned subsidiary of Mereo (“HoldCo”), Mereo MergerCo One Inc., a Delaware corporation and an indirect wholly-owned subsidiary of Mereo (“Merger Sub”), and OncoMed Pharmaceuticals, Inc., a Delaware corporation (the “Company”), entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”), pursuant to which, among other matters, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub will merge with and into the Company, with the Company surviving the merger as a wholly owned subsidiary of HoldCo, and an indirect wholly-owned subsidiary of Mereo (the “Merger”). The respective boards of directors of the Company and Mereo have each unanimously approved the Merger Agreement.

Merger Consideration

Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each outstanding share of common stock, par value $0.001 per share, of the Company (the “Company Common Stock”) will be converted into the right to receive (i) a number of American Depositary Shares (the “Mereo Depositary Shares”), each representing a number of ordinary shares, with a nominal value of £0.003 per ordinary share, of Mereo (each, a “Mereo Ordinary Share”), determined by reference to the exchange ratio described below and (ii) one contingent value right (a “CVR”), representing the right to receive contingent payments upon the achievement by certain products of the Company of certain performance milestones as described below.

Under the exchange ratio formula set forth in the Merger Agreement, as of immediately following the Effective Time, former security holders of the Company are expected to own approximately 25% of the then-outstanding Mereo Ordinary Shares (or approximately 21% of the outstanding Mereo Ordinary Shares on a fully-diluted basis) and existing Mereo security holders are expected to own approximately 75% of the outstanding Mereo Ordinary Shares (or approximately 79% of the outstanding Mereo Ordinary Shares on a fully-diluted basis), subject to adjustments for net cash held by the Company at the time of closing of the Merger, as described further in the Merger Agreement.

No fractional Mereo Depositary Shares or CVRs shall be issued in connection with the Merger. Any fractional Mereo Depositary Shares or CVRs shall be rounded down to the nearest whole Mereo Depositary Share or CVR, as applicable, with no cash being paid to compensate for such rounding. Application will be made to list the Mereo Depositary Shares on The Nasdaq Stock Market (the “Nasdaq”).

Conditions to the Merger

The consummation of the Merger is subject to customary closing conditions, including (i) the absence of any temporary restraining order, preliminary or permanent injunction or any other order preventing the consummation of the Merger and any law that makes illegal the consummation of the Merger, (ii) the U.S. Securities and Exchange Commission (the “SEC”) having declared effective the Form F-4 Registration Statement of Mereo which will contain the proxy statement of the Company in connection with the Merger, (iii) the adoption of the Merger Agreement by the affirmative vote of the holders of a majority of the outstanding shares of the Company Common Stock entitled to vote thereon, (iv) Mereo having obtained all required shareholder approvals in connection with the issuance of Mereo Depositary Shares and the allotment and issuance of the Mereo Ordinary Shares underlying the Mereo Depositary Shares to be issued in the Merger and the grant of the CVRs to the stockholders of the Company pursuant to the Merger Agreement, (v) the approval for listing on the Nasdaq, subject to official notice of issuance, of the Mereo Depositary Shares to be issued in the Merger and the approval for admission to trading on the Alternative Investment Market operated by London Stock Exchange plc of the Mereo Ordinary Shares underlying the Mereo Depositary Shares to be issued in the Merger pursuant to the Merger Agreement, and the satisfaction of any other requirements of London Stock Exchange plc, (vi) subject to certain materiality exceptions, the accuracy of certain representations and warranties of each of the Company and Mereo contained in the Merger Agreement and the compliance by each party with the covenants contained in the Merger Agreement, and (vii) the absence of a material adverse effect with respect to each of the Company and Mereo. The parties expect the Merger will be completed in the first half of calendar year 2019.

Certain Other Terms of the Merger Agreement

The Company, Mereo and Merger Sub each have made certain representations, warranties and covenants in the Merger Agreement, including, among other things, covenants by the Company and Mereo to conduct their businesses in the ordinary course during the period between the execution of the Merger Agreement and consummation of the Merger, to refrain from taking certain actions specified in the Merger Agreement and to use commercially reasonable efforts to cause to be taken all actions necessary to consummate the Merger.

Neither the Company nor Mereo is permitted to solicit, initiate or knowingly encourage, induce or facilitate, any alternative transaction proposals from third parties or to engage in discussions or negotiations with third parties regarding any alternative transaction proposals. Notwithstanding this limitation, prior to the Company’s stockholders or Mereo’s shareholders, as applicable, approving the transaction, each party may under certain circumstances provide information to and participate in discussions or negotiations with third parties with respect to an alternative transaction proposal that its board of directors has determined in good faith constitutes or is reasonably likely to lead to a superior proposal. Each party’s board of directors may change its recommendation to its stockholders or shareholders, as applicable, (subject to the other party’s right to terminate the Merger Agreement following such change in recommendation) in response to a superior proposal if the board of directors determines in good faith that the failure to take such action would reasonably be expected to be inconsistent with the directors’ duties under applicable law.

The Merger Agreement provides for certain termination rights for each of the Company and Mereo. Upon termination of the Merger Agreement under specified circumstances, either party may be required to pay the other party a termination fee of $1,721,193, and in some circumstances reimburse the other party’s expenses up to a maximum of $750,000, in each case, subject to any adjustment for value added tax.

At the Effective Time, the Board of Directors of Mereo is expected to be expanded to consist of ten members to accommodate the appointment of current OncoMed directors Michael Wyzga and Dr Deepa Pakianathan as independent non-executive directors. The existing Mereo directors are expected continue to serve in their current positions.

The foregoing summary does not purport to be a complete description and is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached hereto as Exhibit 2.1 and is incorporated herein by reference.

The Merger Agreement has been attached as an exhibit to this Current Report on Form 8-K in order to provide investors and security holders with information regarding its terms. It is not intended to provide any other factual information about the Company, Mereo or their respective affiliates or to modify or supplement any factual disclosures about the Company, Mereo or their respective affiliates in public reports filed with the SEC. The Merger Agreement includes representations, warranties and covenants of the Company and Mereo that were made solely for the purposes of the Merger Agreement and as of specific dates, were solely for the benefit of the parties thereto, and which may be subject to important qualifications and limitations agreed to by the Company and Mereo in connection with the negotiated terms of the Merger Agreement. Moreover, such representations and warranties may not be accurate or complete as of any specified date, have been modified or qualified by certain disclosures between the parties made in connection with the negotiation of the Merger Agreement, which disclosures are not reflected in the Merger Agreement itself, and may apply contractual standards of materiality in a way that is different from that which may be viewed as material by the Company’s stockholders, Mereo’s shareholders or other security holders. In addition, the representations and warranties were made for purposes of allocating risk among the parties to the Merger Agreement and were not intended, and should not be relied upon, as statements of fact. Information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s or Mereo’s public disclosures.

Support Agreements

Simultaneously with the execution and delivery of the Merger Agreement, certain of the officers and directors of the Company who are stockholders of the Company, in their respective capacities as stockholders of the Company (together with certain of their respective affiliates), entered into support agreements with Mereo (the “Company Support Agreements”), pursuant to which such individuals have agreed, among other things, to (i) vote their respective shares of Company Common Stock in favor of the adoption of the Merger Agreement, against any alternative proposal and against any action or agreement that would reasonably be expected to frustrate the purposes, prevent, delay or otherwise adversely affect the consummation of, the transactions contemplated by the Merger Agreement and (ii) grant an irrevocable proxy to Mereo to vote such individual’s shares in the manner contemplated in clause (i) of this paragraph.

The persons signing the Company Support Agreements currently beneficially own an aggregate of 11% of the outstanding Company Common Stock. The foregoing description of the Company Support Agreements does not purport to be complete and is qualified in its entirety by reference to the form of the Company Support Agreement, which is filed herewith as Exhibit 10.1 and is incorporated by reference herein.

Simultaneously with the execution and delivery of the Merger Agreement, each of the officers and directors of Mereo holding Mereo stock or options, in their respective capacities as shareholders of Mereo (together with certain of their respective affiliates, collectively, the “Mereo D&Os”), Novartis Pharma AG and certain funds under the management of Invesco Asset Management Limited have entered into support agreements with the Company (the “Mereo Support Agreements”), pursuant to which such individuals and entities have agreed, among other things, to (i) vote their respective shares of Mereo Ordinary Shares in favor of the approval of the issuance of Mereo Depositary Shares and the allotment and issuance of the Mereo Ordinary Shares underlying the Mereo Depositary Shares to be issued in the Merger and the grant of the CVRs pursuant to the Merger Agreement, against any alternative proposal and against any action or agreement that would reasonably be expected to frustrate the purposes, prevent, delay or otherwise adversely affect the consummation of, the transactions contemplated by the Merger Agreement and (ii) solely with respect to the Mereo D&Os and the Mereo Support Agreement entered into by Novartis Pharma AG, execute any forms of an irrevocable proxy required to appoint the Company as such individual’s proxy to vote such individual’s shares in the manner contemplated in (i) of this paragraph.

The individuals and entities signing the Mereo Support Agreements currently hold legal title to an aggregate of approximately 52% of the outstanding Mereo Ordinary Shares. The foregoing description of the Mereo Support Agreements does not purport to be complete and is qualified in its entirety by reference to the form of Mereo Support Agreements, which is filed herewith as Exhibits 10.2. The Mereo Support Agreement entered into by (i) Novartis Pharma AG is filed herewith as Exhibit 10.3, (ii) Invesco Asset Management Limited, as agent for and on behalf of its discretionary managed client, Invesco High Income Fund, is filed herewith as Exhibit 10.4, (iii) Invesco Asset Management Limited, as agent for and on behalf of its discretionary managed client, Invesco Income Fund, is filed herewith as Exhibit 10.5, (iv) Invesco Asset Management Limited, as agent for and on behalf of its discretionary managed client, Invesco UK Strategic Income Fund, is filed herewith as Exhibit 10.6, and each is incorporated by reference herein.

Contingent Value Rights Agreement

At the Effective Time, Mereo and Computershare Inc., as rights agent, will enter into a Contingent Value Rights Agreement (the “CVR Agreement”). Pursuant to the CVR Agreement, the Company’s stockholders will receive one CVR for each outstanding share of Company Common Stock immediately prior to the Effective Time. Each CVR will represent the right to receive payments related to the Company’s etigilimab (anti-TIGIT, OMP-313M32) and navicixizumab (anti-DLL4/VEGF, OMP-305B83) products, whereby CVR holders will be entitled to receive (i) upon the exercise by Celgene Corporation or certain affiliates thereof (together, “Celgene”) of the exclusive option granted by the Company to Celgene in relation to the Company’s etigilimab product pursuant to the Master Research and Collaboration Agreement by and among Celgene and the Company, dated December 2, 2013 (the “Option Exercise”) and actual receipt by the Company of the cash payment payable by Celgene pursuant to such Option Exercise, a number of Mereo Depositary Shares equal to (x) the cash payment received by Mereo upon the Option Exercise, net of any tax and other reasonable expenses, divided by (y) the volume-weighted average price per Mereo Depositary Share for the ten (10) trading day period immediately following the date of the announcement by Mereo of such cash payment, and (ii) certain cash payments related to the navicixizumab products if, within 18 months of the closing of the Merger, Mereo or any of its subsidiaries enters into a definitive agreement with one or more third parties regarding such products and, within five years of the closing of the Merger, Mereo or any of its subsidiaries receives certain eligible cash milestone payments. In order to be eligible for the CVR, a stockholder of the Company must be a holder of record at the close of business on the last business day immediately prior to the Effective Time.

The CVR will be not be transferable, except in limited circumstances, and will not be registered with the SEC. The Mereo Depositary Shares issuable pursuant to the CVR Agreement will be registered with the SEC under the Registration Statement on Form F-4 referred to in “Merger Agreement—Conditions to the Merger” above. The foregoing description of the CVR Agreement does not purport to be complete and is qualified in its entirety by reference to the form of CVR Agreement, which is filed herewith as Exhibit 10.7 and is incorporated by reference herein.

Forward-Looking Statements

This document contains “forward-looking statements.” All statements other than statements of historical fact contained in this report are forward-looking statements within the meaning of the federal securities laws and are subject to various risks and uncertainties that could cause our actual results to differ materially from those expressed or implied in such statements. Words such as “anticipate,” “expect,” “project,” “intend,” “believe,” and words and terms of similar substance used in connection with any discussion of future plans, actions or events identify forward-looking statements. The absence of these words, however, does not mean that the statements are not forward-looking. These forward-looking statements are based on the Company’s current expectations, beliefs and assumptions concerning future developments and business conditions. Factors which may cause actual results to differ from those expressed or implied in such forward-looking statements include, but are not limited to: (i) the Company or Mereo may be unable to obtain stockholder or shareholder approval, as applicable, as required for the Merger; (ii) other conditions to the closing of the Merger may not be satisfied; (iii) the Merger may involve unexpected costs, liabilities or delays; (iv) the effect of the announcement of the Merger on the ability of the Company or Mereo to retain and hire key personnel or on the Company’s or Mereo’s operating results and business generally; (v) the Company’s or Mereo’s respective businesses may suffer as a result of uncertainty surrounding the Merger and disruption of management’s attention due to the Merger; (vi) the Company’s expectations regarding the capitalization, resources and ownership structure of the combined organization; (vii) the availability of sufficient resources for combined company operations and to conduct or continue planned clinical development programs; (viii) the outcome of any legal proceedings related to the Merger; (ix) the Company or Mereo may be adversely affected by other economic, business, and/or competitive factors; (x) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger agreement; (xi) risks that the Merger disrupts current plans and operations and the potential difficulties in employee retention as a result of the Merger; (xii) risks related to the Company’s ability to correctly estimate its operating expenses and its expenses associated with the Merger; (xiii) risks related to the Company’s ability to project future cash utilization and reserves needed for contingent future liabilities and business operations; (xiv) risks related to the changes in market price of the shares of Company Common Stock or Mereo Ordinary Shares relative to the exchange ratio; (xv) unexpected costs, charges or expenses resulting from the Merger; and (xvi) other risks to consummation of the Merger, including the risk that the Merger will not be consummated within the expected time period or at all. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the parties’ businesses, such additional information concerning these and other factors that can be found in the Company’s filings with the SEC, including the Company’s most recent Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K and other documents filed from time to time by the Company and Mereo with the SEC, which may be obtained free of charge at the SEC’s website, http://www.sec.gov, and Mereo’s Annual Reports, relevant reports and other documents published from time to time by Mereo, which may be obtained free of charge from Mereo’s website, www.mereobiopharma.com. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof and the Company and Mereo undertake no obligation to update or revise publicly any forward-looking statements or other data or statements contained within this communication, whether as a result of new information, future events or otherwise.

No Offer or Solicitation

This filing on Form 8-K is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy any securities or a solicitation of any vote or approval in any jurisdiction with respect to the proposed Merger or otherwise. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended and applicable European or UK, as appropriate, regulations. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction.

Additional Information and Where to Find It

Mereo plans to file with the SEC (1) a Registration Statement on Form F-4 containing the proxy statement of the Company that also constitutes a prospectus of Mereo and (2) other documents concerning the proposed Merger with the SEC. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT, AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE AND ANY OTHER DOCUMENTS FILED BY EACH OF THE COMPANY AND MEREO WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER OR INCORPORATED BY REFERENCE THEREIN BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MEREO, THE COMPANY, THE PROPOSED TRANSACTION AND THE PARTIES TO THE PROPOSED TRANSACTION. Security holders may obtain a free copy of the proxy statement (when it is available) and other documents filed by the Company and Mereo with the SEC at the SEC’s website at www.sec.gov. Investors and stockholders will be able to obtain a free copy of the proxy statement and other documents containing important information about the Company and Mereo, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. The Company and Mereo make available free of charge at www.oncomed.com and www.mereobiopharma.com, respectively, copies of materials they file with, or furnish to, the SEC.

Participants in the Solicitation

This announcement does not constitute a solicitation of proxy, an offer to purchase or a solicitation of an offer to sell any securities. The Company, Mereo and their respective directors, executive officers and certain employees may be deemed to be participants in the solicitation of proxies from the stockholders of the Company and Mereo in connection with the proposed Merger. Security holders may obtain information regarding the names, affiliations and interests of the Company’s directors and officers in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, which was filed with the SEC on March 8, 2018, and its definitive proxy statement on Schedule 14A for the 2018 annual meeting of stockholders, which was filed with the SEC on April 27, 2018. Security holders may obtain information regarding the names, affiliations and interests of Mereo’s directors and officers in Mereo’s 2017 Annual Report, which may be obtained free of charge from Mereo’s website www.mereobiopharma.com. To the extent the holdings of the Company’s securities by the Company’s directors and executive officers have changed since the amounts set forth in the Company’s proxy statement for its 2018 annual meeting of stockholders, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information regarding the names, affiliations and interests of Mereo’s directors and officers is contained in Mereo’s Annual Report for the fiscal year ended December 31, 2017 and can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such individuals in the proposed Merger will be included in the proxy statement relating to the proposed Merger when it is filed with the SEC. These documents (when available) may be obtained free of charge from the SEC’s website at www.sec.gov, the Company’s website at www.oncomed.com and Mereo’s website at www.mereobiopharma.com.

Item 2.05	Costs Associated with Exit or Disposal Activities.

In connection with the proposed Merger disclosed in Item 1.01 above, on December 4, 2018, the Board of Directors of the Company (the “Company Board”) approved a reduction to the Company’s current workforce affecting 39 employees and officers of the Company. The reduction in force is ongoing and the Company expects to complete such reduction in connection with the closing of the Merger. Following this reduction in force, the Company expects to have 11 full-time employees. The Company estimates that it will incur incremental aggregate cash charges of approximately $5.5 million associated with this workforce reduction.

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

In connection with the reduction in force described under Item 2.05 above, the Company terminated the employment of: (i) John A. Lewicki, Ph.D., who was serving as the Company’s President and Chief Executive Officer, effective immediately prior to the closing of the Merger; (ii) Austin Gurney, Ph.D., who was serving as the Company’s Chief Scientific Officer and Senior Vice President, Research, effective as of December 21, 2018; (iii) Alicia J. Hager, Ph.D., who was serving as the Company’s Senior Vice President and General Counsel, effective immediately prior to the closing of the Merger; and (iv) Yvonne Li, who was serving as the Company’s Vice President, Finance, Controller and Administration, effective immediately prior to the closing of the Merger.

Upon each executive’s termination of employment, in exchange for providing a general release of claims against the Company and its affiliates, he or she will be entitled to receive (i) a severance amount equal to the sum of 12 months of base salary and 12 months target bonus (24 months for each in the case of Dr. Lewicki), (ii) up to 12 months of continued healthcare coverage (24 months in the case of Dr. Lewicki), and (iii) 100% vesting acceleration of outstanding equity awards, including, without limitation, his or her stock options and restricted stock units.

Item 7.01	Regulation FD Disclosure.

On December 5, 2018, the Company and Mereo issued a joint press release announcing the execution of the Merger Agreement. A copy of the press release is attached hereto as Exhibit 99.1.

On December 5, 2018, the Company and Mereo provided supplemental information regarding the Merger in connection with a presentation to investors. A copy of the investor presentation is attached hereto as Exhibit 99.2.

On December 5, 2018, the Company and Mereo hosted a joint conference call to discuss the Merger. The telephone replay will be archived on the Company’s website until December 12, 2018. A copy of the joint conference call transcript is attached hereto as Exhibit 99.3.

By filing the information in this Item 7.01 of this Current Report on Form 8-K, the Company makes no admission as to the materiality of any information in this report. The information contained in this Item 7.01 hereto is intended to be considered in the context of the Company’s filings with the SEC and other public announcements that the Company makes, by press release or otherwise, from time to time. The Company undertakes no duty or obligation to publicly update or revise the information contained in this report except as required by law, although it may do so from time to time as its management believes is appropriate. Any such updating may be made through the filing of other reports or documents with the SEC, through press releases or through other public disclosure.

Item 8.01	Other Events.

Item 7.01 above is incorporated in this Item 8.01 by reference.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

2.1*	Agreement and Plan of Merger and Reorganization, dated December 5, 2018, by and among Mereo BioPharma Group plc, Mereo US Holdings Inc., Mereo MergerCo One Inc. and OncoMed Pharmaceuticals, Inc.

10.1	Form of Stockholder Support Agreement, by and between Mereo BioPharma Group plc and certain stockholders of OncoMed Pharmaceuticals, Inc.

10.2	Form of Shareholder Support Agreement, by and between OncoMed Pharmaceuticals, Inc. and certain officers and directors of Mereo BioPharma Group plc.

10.3	Shareholder Support Agreement, by and between OncoMed Pharmaceuticals, Inc. and Novartis Pharma AG.

10.4	Shareholder Support Agreement, by and between OncoMed Pharmaceuticals, Inc. and Invesco Asset Management Limited, as agent for and on behalf of its discretionary managed client, Invesco High Income Fund.

10.5	Shareholder Support Agreement, by and between OncoMed Pharmaceuticals, Inc. and Invesco Asset Management Limited, as agent for and on behalf of its discretionary managed client, Invesco Income Fund.

10.6	Shareholder Support Agreement, by and between OncoMed Pharmaceuticals, Inc. and Invesco Asset Management Limited, as agent for and on behalf of its discretionary managed client, Invesco UK Strategic Income Fund.

10.7	Form of CVR Agreement.

99.1	Joint Press Release issued December 5, 2018 by Mereo BioPharma Group plc and OncoMed Pharmaceuticals, Inc.

99.2	Investor Presentation, dated December 5, 2018.

99.3	Transcript from Joint Conference Call with Mereo BioPharma Group plc and OncoMed Pharmaceuticals, Inc., dated December 5, 2018.

*

All schedules and exhibits to the Merger Agreement have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company agrees to furnish a copy of such schedules and exhibits, or any section thereof, to the SEC upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 6, 2018	ONCOMED PHARMACEUTICALS, INC.

	By:	/s/ Alicia J. Hager
Alicia J. Hager, J.D., Ph.D. Senior Vice President and General Counsel